proxy  Core Fixed Income.doc
Proxy Results

Shareholders of Seligman Core Fixed Income Fund voted on a proposal to approve an Agreement and Plan of Reorganization at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. The number of shares voted are as follows:


          For                     Against                 Abstain
------------------------- ------------------------ -----------------------
------------------------- ------------------------ -----------------------
     1,148,571.103              28,988.425              22,066.615
------------------------- ------------------------ -----------------------

As a result of the approval of this proposal, the Fund merged into RiverSource Diversified Bond Fund on August 28, 2009.